EXHIBIT 99.1

Valneva Provides Update on IXIARO® Supply Contract with U.S. Department of Defense

Saint Herblain (France), August 18, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today announced that the U.S. Department of Defense (DoD) has decided not to exercise the second option year of the contract1 to supply Valneva’s Japanese encephalitis (JE) vaccine IXIARO®.

Due to the past and ongoing impact of the COVID-19 pandemic on its operations, the DoD considers its existing IXIARO® supply levels sufficient to meet current needs. The DoD has communicated an interest in negotiating a new supply contract in 2023, once inventory returns to standard levels. The Company expects no impact on its 2022 financial guidance as a result of this decision and will continue deliveries of IXIARO® pursuant to the terms of the first option year, which the DoD exercised with amended terms2, through the fourth quarter of 2022. The DoD has relied on IXIARO® since 2010 to help protect personnel who are deployed to JE endemic areas, for whom JE vaccination is recommended.

The total minimum value of the existing supply contract was approximately $118 million, assuming the exercise of the second option year, which had a minimum value of approximately $36 million for 250,000 doses.

Thomas Lingelbach, President and Chief Executive Officer of Valneva, commented: “We thank the DoD for their partnership and look forward to further contract negotiations in the future. In parallel, we continue to see significant recovery in the private travel market for IXIARO®, which more than tripled in the first half of this year compared to the first half of 2021.”

About IXIARO®/JESPECT®

Valneva’s Japanese encephalitis vaccine is indicated for active immunization for the prevention of the disease for people who travel to, or live in, endemic areas. It has received marketing approval in the U.S., Europe, Canada, Hong Kong, Singapore, and Israel under the trade name IXIARO® and in Australia and New Zealand where it is marketed as JESPECT®. It is the only vaccine available to the U.S. military for Japanese Encephalitis. IXIARO® is approved for use in individuals two months of age and older in the U.S. and EU member states, Canada, Norway, Liechtenstein, Iceland, Singapore, Hong Kong, Japan, the Republic of Korea and Israel. In all other licensed territories, IXIARO®/JESPECT® is indicated for use in persons aged 18 years or more.

About Japanese Encephalitis

Japanese encephalitis is a deadly infectious disease found mainly in Asia. About 70,000 cases of JE are estimated to occur in Asia each year, although the actual number of cases is likely much higher due to underreporting in rural areas. JE is fatal in approximately 30 percent of those who show symptoms, and leaves half of survivors with permanent brain damage. The disease is endemic in Southeast Asia, India and China, a region with a population of more than three billion. In 2005, JE killed more than 1,200 children in only one month during an epidemic outbreak in Uttar Pradesh, India, and Nepal.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to prospects for future contracts. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Announces New IXIARO® Supply Contract with the US Government worth up to $166 million

2 Valneva: U.S. DoD Exercises First Year Option on IXIARO® Supply Contract